March 24, 2009

Ms. Julie Sherman

Reviewing Accountant

Securities and Exchange Commission

Division of Corporate Finance

701 First St. NE

Washington, D.C. 20549

Re:	Comment Letter Dated March 11, 2009 MTS Systems Corporation Form 10-K for the fiscal year ended September 27, 2008 Filed November 25, 2008 File No. 000-09459

Dear Ms. Sherman:

As requested, we are providing the following information in connection with your letter dated March 11, 2009:

Form 10-K for the year ending September 27, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 26

1.

We see that you have included revenue recognition as a critical accounting policy, however, your current disclosure does not provide investors with any insight as to the related judgments and estimates. When preparing future filings consider enhanced discussion and analysis of your critical accounting estimates and assumptions related to revenue recognition that presents your analysis of the uncertainties involved in applying the guidance in SAB 104. We refer you to SEC Release Number 33-8350.

In future filings, the Company will enhance the discussion and analysis of the critical accounting estimates and assumptions related to revenue recognition. The future disclosure will be substantially as follows:

The Company is required to comply with a variety of technical accounting requirements in order to achieve consistent and accurate revenue recognition. The most significant area of judgment and estimation is percentage of completion contract accounting. The Company develops cost estimates that include materials, component parts, labor and overhead costs. Detailed costs plans are developed for all aspects of the contracts during the bidding phase of the contract. Cost estimates are largely based on actual historical performance of similar projects combined with current knowledge of the projects in progress. Significant factors that impact the cost estimates include technical risk, inflationary cost of materials and labor, changes in scope and schedule, and internal and subcontractor performance. Actual costs incurred during the project phase are monitored and compared to the estimates on a monthly basis. Cost estimates are revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident.

Item 9A. Controls and Procedures, page 31

2.

We note your disclosure that your “management, including [your] Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” Revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In future filings, the Company will include in Item 9A the additional required disclosures. If appropriate, the future disclosure will be as follows:

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”) as of September 27, 2008. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

3.

Please revise your disclosure in future filings to include a statement that your registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the registrant’s internal control over financial reporting, we refer you to Item 308(a)(4).

In future filings, the Company will include a statement in Item 9A that our registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the Company’s internal control over financial reporting. More specifically, the disclosure will be as follows:

Attestation Report of the Registered Public Accounting Firm

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of this audit, has issued their report, included in Item 8, on the effectiveness of the Company’s internal control over financial reporting.

The Company hereby acknowledges that its management is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Andy Cebulla, Corporate Controller, at (952) 937-4020, or myself at (952) 937-4005.

Sincerely,

Susan E. Knight

Vice President and Chief Financial Officer